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                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                    FORM 8-A
               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                       St. Francis Capital Corporation
             ---------------------------------------------------
             (Exact name of registrant as specified in its charter)

        Wisconsin                                       39-1747461
---------------------------                     ---------------------------
(State of incorporation                                 (I.R.S. Employer
   or organization)                                     Identification No.)


13400 Bishops Lane, Suite 350, Brookfield, WI           53005-6203
-------------------------------------------     ---------------------------
(Address of principal executive offices)                (Zip Code)


If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]


       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

 Title of each class                             Name of each exchange on which
 to be so registered                             each class is to be registered
-------------------------------                 --------------------------------
        N/A                                                    N/A


       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                       Preferred Stock Purchase Rights
                       -------------------------------
                              (Title of class)

                                  COPY TO:

                               James P. Peterson
                          Michael Best & Friedrich LLP
                           100 East Wisconsin Avenue
                                   Suite 3300
                           Milwaukee, Wisconsin 53202
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ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

        On September 25, 1997, the Board of Directors (the "Board") of St. Francis Capital Corporation (the "Company") declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock, $.01 par value per share (the "Common Stock"), of the Company. The dividend is payable on October 10, 1997 (the "Record Date") to the holders of record of the Common Stock at 5:00 p.m. Wisconsin time on such date. Except as described below, each Right entitles the holder thereof, at any time on or after the Business Day (as hereinafter defined) following the Distribution Date (as hereinafter defined) and prior to the earliest of the close of business on the "Final Expiration Date" (as hereinafter defined) and the time at which such Rights are exchanged, to purchase from the Company one one-hundredth of a share of the Company's Series A Junior Participating Preferred Stock, $.01 par value per share (the "Preferred Shares"), at a price of $150 per one one-hundredth of a Preferred Share, subject to adjustment (the "Exercise Price"). The Rights may not be exercised until the Business Day after the Distribution Date. The terms of the Rights are set forth in the Shareholder Rights Agreement dated as of September 25, 1997 (the "Rights Agreement") between the Company and Firstar Trust Co., as Rights Agent (the "Rights Agent").

        Initially, the Rights associated with the Common Stock outstanding as of the Record Date will be evidenced solely by the certificates for shares of Common Stock, with a copy of a "Summary of Rights" attached thereto. Certificates for shares of Common Stock delivered by or on behalf of the Company after the Record Date and prior to the earliest of the Distribution Date, redemption of the Rights or the Final Expiration Date, either upon transfer of outstanding shares, including certificates for shares of Common Stock which were reacquired by the Company and then transferred, or original issuance of additional shares of Common Stock, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date, redemption of the Rights or the Final Expiration Date, the Rights may be transferred only with the associated shares of Common Stock and the surrender for transfer of any certificate for shares of Common Stock, with or without a notation and whether or not a copy of a Summary of Rights is attached thereto, shall constitute the transfer of the Rights associated with the shares of Common Stock represented by such stock certificate.

        The Rights will separate from the Common Stock upon the earliest to occur of: (i) the close of business on the tenth Business Day after the first date on which there shall be, as determined by a majority of the Disinterested Directors (as hereinafter defined) then in office in their sole discretion, a public announcement by the Company or any individual, firm, corporation, partnership, limited liability company, association or other entity, and any successor of the foregoing (a "Person") that such Person has become an Acquiring Person (as hereinafter defined); (ii) the close of business on the tenth Business Day (or such later Business Day as may be determined by action of the Board) after commencement by any Person (other than an Exempt Person) of, or the first public announcement of the intention of any Person to commence, a tender or





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     exchange offer if, upon consummation thereof, such Person would be the beneficial owner of 15% or more of the outstanding shares of Common Stock (provided, however, that if such tender or exchange offer is cancelled, terminated or otherwise withdrawn prior to the Distribution Date without the purchase of any Common Stock, such offer shall be deemed for purposes of the definition of "Distribution Date" never to have been commenced or publicly announced); and (iii) the close of business on the tenth Business Day after a determination by at least a majority of the Disinterested Directors who are not officers of the Company that a Person has become an Adverse Person (as hereinafter defined). The earliest of the dates specified in clauses (i), (ii) and (iii) is the "Distribution Date." After the Distribution Date, the Rights will be evidenced solely by separate certificates.

        An "Acquiring Person" is any Person who or which, together with its affiliates and associates, has become the beneficial owner of 15% or more of the shares of Common Stock then outstanding, but does not include (i) the Company, (ii) any subsidiary of the Company, (iii) any employee stock ownership plan, employee benefit plan or other compensation program or arrangement of the Company or of any subsidiary, (iv) any Person holding shares of Common Stock for or pursuant to the terms of any such plan, program or arrangement set forth in (iii) above, (v) any Person who becomes the beneficial owner of 15% or more of the outstanding Common
     Stock solely as a result of an acquisition of Common Stock by the Company, until such time as such Person acquires additional Common Stock, or (vi) any Person who becomes an Acquiring Person without any plan or intent to seek or affect control of the Company if such Person promptly enters into an irrevocable commitment promptly to divest and thereafter promptly divests such Common Stock so that such Person ceases to be the beneficial owner of 15% or more of the outstanding Common Stock (the Persons specified in clauses (i) through (iv) being herein collectively called "Exempt Persons"). An "Adverse Person" is any Person who or which, together with its affiliates and associates, has acquired 10% or more of the Common Stock outstanding and has been determined, by at least a majority of the Disinterested Directors who are not officers of the Company, to be reasonably likely to cause the Company to take action which would provide such Person with a short-term financial gain not in the best long-term interests of the Company and its shareholders or is reasonably likely to have a material adverse effect on the business or prospects of the Company. "Business Day" shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in the State of Wisconsin are authorized or obligated by law or executive order to close. A "Disinterested Director" is any member of the Board who is not a Restricted Person (as hereinafter defined), or a representative or nominee of a Restricted Person, and who was a member of the Board as of the date of the Rights Agreement, or any individual who subsequently becomes a member of the Board and is not a Restricted Person or a representative or nominee of a Restricted Person, if such Person's nomination for election to the Board is recommended or approved by a majority of the Disinterested Directors then in office. A "Restricted Person" is an Acquiring Person, an Adverse Person or any affiliate or associate thereof.





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        As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to the holders of record of the Common Stock as of the close of business on the Distribution Date. Each share of Common Stock issued by the Company after the Distribution Date and prior to the Final Expiration Date, including shares of Common Stock issued by reason of the exercise of any option, warrant, right (other than the Rights) or conversion or exchange privilege (other than the Rights) or convertible or exchangeable security issued by the Company prior to the Distribution Date, will be accompanied by a Right (unless the Board expressly provides to the contrary at the time of issuance of any such option, warrant, right or convertible or exchangeable security), and Rights Certificates evidencing such Rights will be issued at the same time as the certificates for the associated shares of Common Stock.

        The Preferred Shares receivable upon exercise of the Rights will not be redeemable. Each Preferred Share will entitle the record holder thereof to receive a preferential dividend equal to 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions (other than in shares of Common Stock) declared on the Common Stock, adjusted to give effect to any dividend on the Common Stock payable in shares of Common Stock or any subdivision, combination or reclassification of the Common Stock (a "Dilution Event"). In the event of liquidation of the Company, the holder of each Preferred Share will be entitled to receive a preferential liquidation payment equal to the greater of $1.00 and 100 times the aggregate per share amount to be distributed to the holders of the Common Stock, adjusted to give effect to any Dilution Event, plus an amount equal to accrued and unpaid dividends and distributions on such Preferred Share, whether or not declared, to the date of such payment. Each Preferred Share will entitle the holder thereof to 100 votes on all matters submitted to a vote of the shareholders of the Company, voting together as a single class with the holders of the Common Stock and the holders of any other class of capital stock having general voting rights, adjusted to give effect to any Dilution Event. In the event of any merger, consolidation or other transaction in which the outstanding shares of Common Stock of the Company are exchanged for or converted into other capital stock, securities, cash or other property, each Preferred Share will be similarly exchanged or converted into 100 times the per share amount applicable to the Common Stock, adjusted to give effect to any Dilution Event. The Rights will expire on the close of business on September 25, 2007 (the "Final Expiration Date"), unless the Final Expiration Date is extended or the Rights are earlier redeemed or exchanged by the Company. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.




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        In the event that (i) a Person becomes an Acquiring Person, (ii) a
     Person (other than an Exempt Person) commences or first publicly announces the intention of a Person (other than an Exempt Person) to commence a tender or exchange offer if, upon the consummation thereof, such Person would be the beneficial owner of 15% or more of the shares of Common Stock outstanding, or (iii) a person is declared to be an Adverse Person (where the earliest of such events shall be referred to as a "Flip-In Event"), proper provision will be made so that the registered holder of each Right (other than Rights beneficially owned by a Restricted Person or their designated transferees) will thereafter have the right, unless the Rights are earlier redeemed, exchanged or expire, to acquire, upon exercise and payment of the Exercise Price, to receive the number of shares of Common Stock which, at the time of the occurrence of such event, will have a market value equal to two times the then current Exercise Price. After a Flip-In Event, all rights which are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by a Restricted Person or designated transferees therefrom, will be or become void. Under no circumstances may a Right be exercised unless the Company's option to redeem the Rights has expired.

        At any time after a Flip-In Event and prior to the time that any Person (other than an Exempt Person), together with its affiliates and associates, has become the beneficial owner of 50% or more of the outstanding shares of Common Stock, the Board may direct that all or any part of the outstanding and exercisable Rights (other than Rights which have become void) be exchanged for shares of Common Stock at the exchange rate of one share of Common Stock per Right, adjusted to give effect to any Dilution Event. Any partial exchange will be effected pro rata among the registered holders of the Rights based upon the number of Rights held.

        If, on or after the occurrence of a Flip-In Event: (i) the Company merges into or consolidates with an Interested Shareholder (as hereinafter defined) or, unless all holders of the Common Stock are treated the same, another Person (with limited designated exceptions);
     (ii) an Interested Shareholder or, unless all holders of the Common Stock are treated the same, another Person (with limited exceptions) merges into the Company and either (A) all or part of the outstanding shares of Common Stock of the Company are converted into capital stock or other securities of any other Person (or the Company), cash and/or other property, or (B) such shares remain outstanding, unconverted and unchanged; or (iii) the Company sells or transfers 50% or more of its consolidated assets or earning power in one or a series of related transactions to an Interested Shareholder or, unless all holders of the Company's outstanding shares of Common Stock are treated the same, another Person (with limited exceptions); then proper provision will be made so that the registered holder of each Right (other than Rights which have become void) will thereafter have the right to acquire, upon exercise and payment of the Exercise Price, the number of common shares of the acquiror (or of another Person affiliated therewith) which, at the time of consummation of such transaction, will have a market value equal to two times the then current Exercise Price. An "Interested Shareholder" is any Restricted Person or any affiliate or associate




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     of any other Person in which such Restricted Person has an interest, or any Person acting, directly or indirectly, on behalf of or in concert with any such Restricted Person.

        The Exercise Price payable and the number and kind of shares of capital stock issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a dividend payable in Preferred Shares on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to the holders of the Preferred Shares of certain options, warrants or rights to subscribe for or purchase Preferred Shares at a price, or securities convertible into or exchangeable for Preferred Shares with a conversion or exchange price, less than the then current market price of the Preferred Shares, or (iii) upon the distribution to the holders of the Preferred Shares of cash, securities, evidences of indebtedness or other property (other than a regular quarterly cash dividend or a dividend payable in Preferred Shares) or options, warrants or rights (other than those referred to in clause (ii) above). The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right also are subject to adjustment in the event of a dividend on the Common Stock payable in shares of Common Stock or a subdivision, combination or reclassification of the Common Stock occurring, in any such case, prior to the Distribution Date.

        With certain specified exceptions, no adjustment in the Exercise Price will be made until the cumulative adjustments required equal at least 1% of the Exercise Price. The Company is not required to issue fractional Preferred Shares (other than fractions which are multiples of one one-hundredth of a Preferred Share), but in lieu thereof the Company will make a cash payment based upon the market value of the Preferred Shares on the trading day immediately preceding the date of exercise.

        At any time prior to the earliest of the Distribution Date and the Final Expiration Date, the Board may redeem the Rights in whole, but not in part, at the redemption price of $.01 per Right, adjusted to give effect to any Dilution Event (the "Redemption Price"); provided, however, that, under certain circumstances specified in the Rights Agreement, the Rights may not be redeemed unless there is more than one Disinterested Director in office and such redemption is approved by at least a majority of such Disinterested Directors. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board, in its sole discretion, may establish. Immediately after action by the Board directing the redemption of the Rights, the option to exercise the Rights will terminate, and thereafter each registered holder of the Rights will only be entitled to receive the Redemption Price therefor.




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        Prior to the Distribution Date, the terms of the Rights and the Rights
     Agreement may be supplemented or amended by the Board in any manner. From and after the Distribution Date, the Rights may be supplemented or amended by the Board, without the approval of the holders of the Rights, in certain respects which do not materially adversely affect, as determined by the Board (with the concurrence of at least a majority of the Disinterested Directors), the interests of such holders (excluding the interests of any Restricted Person); provided, however, that the Rights Agreement cannot be amended to lengthen (i) any time period unless such lengthening is approved by at least a majority of the Disinterested
     Directors, and such lengthening    is for the benefit of the holders of
     the Rights (excluding the interests of any Acquiring Person, Adverse Person or affiliate or associate thereof), or (ii) any time period relating to when the Rights may be redeemed if at such time the Rights are not then redeemable.

        The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in certain circumstances. Accordingly, the existence of the Rights may deter certain potential acquirors from making certain takeover proposals or tender offers. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company as described above.

        A copy of the Rights Agreement is attached hereto as an exhibit and incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and such exhibits thereto.


ITEM 2. EXHIBITS

     1 Shareholder Rights Agreement dated as of September 25, 1997 between St. Francis Capital Corporation and Firstar Trust Co., which includes as Exhibit A the Form of Certificate of Designation, Preferences, Rights and Limitations of Series A Junior Participating Preferred Stock of St. Francis Capital Corporation, as Exhibit B the Form of Rights Certificate, and as Exhibit C a Summary of Rights to Purchase Shares of Series A Junior Participating Preferred Stock. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the earliest of certain events to occur.

     2  Press Release dated September 25, 1997.




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                                   SIGNATURES



Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.





                                        ST. FRANCIS CAPITAL CORPORATION


Date:  September 25, 1997

                                        By:/s/ Thomas R. Perz
                                        ------------------------------
                                        Thomas R. Perz, President and
                                          Chief Executive Officer





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                        ST. FRANCIS CAPITAL CORPORATION

                        FORM 8-A REGISTRATION STATEMENT

                                 Exhibit Index

Exhibit No.                                                             Page
----------                                                              ----

    1           Shareholder Rights Agreement dated as of
                September 25, 1997 between St. Francis
                Capital Corporation and Firstar Trust Co.,
                which includes as Exhibit A the Form of
                Certificate of Designation, Preferences,
                Rights and Limitations of Series A Junior
                Participating Preferred Stock of St.
                Francis Capital Corporation, as Exhibit B
                the Form of Rights Certificate, and as
                Exhibit C a Summary of Rights to Purchase
                Shares of Series A Junior Participating
                Preferred Stock..........................
                                                                        __

    2           Press Release dated September 25, 1997                  __